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                            UNITED STATES                                          SEC File Number
                  SECURITIES AND EXCHANGE COMMISSION                               000-18945
                        Washington, D.C. 20549
                               -------
                                                                                   CUSIP Number
                              FORM 12b-25                                          960577401
                      NOTIFICATION OF LATE FILING

(Check One)       [XX]     Form 10-K        [ ]Form 20-F       [ ]Form 11-K      [  ]Form 10-Q    [ ]Form N-SAR
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                           For Period Ended: December 31, 1999
                                            ------------------
                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                           For the Transition Period Ended:_____________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE Nothing in the form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         PART I - REGISTRANT INFORMATION

Westmark Group Holdings, Inc.
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Full Name of Registrant


--------------------------------
Former Name if Applicable

8000 North Federal Highway
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Address of Principal Executive Office (Street and Number)

Boca Raton, Florida  33487
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City, State and Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Registrant will not be able to complete its Form 10-KSB by March 30, 2000, the due date, because it is still compiling data necessary for preparation of the annual financial statements. The delay is due primarily to discovery of discrepancies estimated at $2.2 million dollars between the recorded amounts and the actual amounts of mortgage loans held for sale. The registrant is also considering whether to eliminate up to $1.3 million of deferred tax assets from its balance sheet and intends to increase its reserve for expected losses on real estate owned by an estimated $700 thousand dollars. These adjustments, along with operating losses and other adjustments, will result in a net loss for 1999 estimated at approximately $5 million dollars. The registrant intends to file restated quarterly reports on Form 10-QSB for the second and third quarters of 1999, and may file a restated Form 10-QSB for the first quarter of 1999. As a result, management has been unable to devote its time to preparing the Form 10-KSB. Registrant expects that it will file its Form 10-KSB no later than 15 calendar days from March 30, 2000, exclusive of holidays and weekends, or on or before April 14, 2000.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Douglas P. Fremont        561                   650-7982
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         (Name)            (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         As previously stated, Registrant expects to restate earnings for at least two quarters of 1999. Registrant expects the aggregate negative impact to earnings, for the first three quarters will exceed $2.3 million. Because of the negative impact on 1999 earnings, the Registrant is also considering whether to eliminate $1.275 million of deferred tax assets from its balance sheet.



                          Westmark Group Holdings, Inc.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 30, 2000.                     By: /s/ Mark Schaftlein
                                             ----------------------------
                                             Mark Schaftlein,  President,  Chief
                                             Executive  Officer and  Chairman of
                                             the Board of Directors

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.
1001).


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                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).